Contact

www.linkedin.com/in/mpstern
(LinkedIn)

Top Skills

Investment Banking
Capital Markets
Financial Modeling

Michael P. Stern

Head of Finance at EquityMultiple
New York, New York, United States

Experience

EquityMultiple
SVP, Head of Finance and Operations
July 2022 - Present (4 months)
New York, New York, United States

FIRST
SVP, Head of Finance and Corporate Development
July 2021 - July 2022 (1 year 1 month)
New York, New York, United States

FIRST Delivery (fka Habitat Logistics) offers the only all-in-one operating
system for next-hour delivery for vendors and logistics services globally

Narrative Capital
Senior Vice President
November 2018 - January 2022 (3 years 3 months)
Greater New York City Area

Narrative Capital engages in financing, investment and operational activities all
across the media, entertainment and information sectors. Narrative's specialty-
finance platform provides cash-flow solutions across the entire life-cycle and
global distribution of intellectual property within the entertainment, media, and
information sectors.
- Fund production financing, marketing and distribution expenses, and working
capital.
- Monetize film and TV libraries, royalties, participations, and other revenue
streams.
- Partner with emerging and established companies and content creators to
generate new value and growth
- Invest across a range of sizes, structures, and products, including debt
securities, hybrid investments, private equity and venture capital

DWD Partners, LLC
Chief Financial Officer, Chief Operating Officer, Partner
December 2016 - September 2018 (1 year 10 months)
Greater New York City Area

DWD Partners, LLC is a discretionary global macro hedge fund headquartered in New York City.

DWD's mission is simple: Offer investors a differentiated, cross-asset global macro strategy that seeks to provide superior risk-adjusted returns, while simultaneously challenging and disrupting the traditional hedge fund model by putting investors interests first.

DWD develops investment themes based on long-term demographic trends, economic data, fiscal and monetary policy decision-making, and mispriced market risk. The strategy is opportunistic by nature and combines proprietary macroeconomic research with extensive analysis of the derivatives markets and a core focus on risk management principles. The result is a disciplined, low-volatility strategy that is uncorrelated to traditional asset classes.

Founded in 2016, DWD is a registered investment adviser with the Securities and Exchange Commission.

Start-up through mid-market companies in fintech, industrials, natural resources
Financial Consultant and Advisor
2016 - 2017 (1 year)
Greater New York City Area

Advise on corporate strategy, M&A, corporate finance, capital raising, valuation, investor relations, business development and product strategy. Advise companies at all stages, from early stage start-up through mid-market, in a variety of industries, including financial technology, industrials and manufacturing, and natural resources.

Credit Suisse
Vice President, Investment Banking
July 2010 - 2016 (6 years)
New York, NY

Global Industrials Group / Global Metals & Mining

M&A Advisory
Equity & Debt Capital Markets
Leveraged Finance

Credit Suisse

Analyst, Investment Banking
October 2005 - June 2008 (2 years 9 months)
New York, NY

Global Industrials Group / Financial Strategy Group

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Education

The University of Chicago - Booth School of Business
Master of Business Administration (MBA) · (2008 - 2010)

University of Chicago
Bachelor of Arts (B.A.), Economics · (2001 - 2005)